# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BETTER HOME & FINANCE HOLDING COMPANY, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 03/19/2025
Filed by CIK 0001991427
Persons authorized to receive notices and communications: Mitzie Pierre, Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 629-4901

## Reporting persons
- LCG4 BEST, L.P. (CIK 0001991427): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 464,060; sole dispositive power 0; shared dispositive power 464,060; aggregate amount beneficially owned 464,060 (4.8% of the class)
- L CATTERTON GROWTH MANAGING PARTNER IV, L.P.: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 464,060; sole dispositive power 0; shared dispositive power 464,060; aggregate amount beneficially owned 464,060 (4.8% of the class)
- LCG4 MANAGERS L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 464,060; sole dispositive power 0; shared dispositive power 464,060; aggregate amount beneficially owned 464,060 (4.8% of the class)
- JAMES MICHAEL CHU (CIK 0001544498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 464,060; sole dispositive power 0; shared dispositive power 464,060; aggregate amount beneficially owned 464,060 (4.8% of the class)
- SCOTT ARNOLD DAHNKE (CIK 0001545446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 464,060; sole dispositive power 0; shared dispositive power 464,060; aggregate amount beneficially owned 464,060 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BETTER HOME & FINANCE HOLDING COMPANY
Address of issuer's principal executive offices: 1 World Trade Center 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the Class A common stock, par value $0.0001 (the "Class A Common Stock") of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on September 1, 2023 (the "Schedule 13D"). The Issuer also has outstanding Class B common stock, par value $0.0001 per share (the "Class B Common Stock") and Class C common stock, par value $0.0001 per share (the "Class C Common Stock" and, together with the Class A Common Stock and the Class B Common Stock, the "Common Stock"). Shares of Class B Common Stock and Class C Common Stock, which are not registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), are convertible into shares of Class A Common Stock on a share-for-share basis. The shares reported on this Amendment No. 1 as beneficially owned are the 464,060 shares of Class A Common Stock that may be obtained upon the conversion of 464,060 shares of Class B Common Stock directly held by LCG4 Best, L.P.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

On August 16, 2024, the Issuer effected a 1-for-50 reverse stock split of its Common Stock (the "Reverse Stock Split"), as a result of which every 50 shares of its issued and outstanding Class A Common Stock, Class B Common Stock and Class C Common Stock was converted into one issued and outstanding share of Class A Common Stock, Class B Common Stock and Class C Common Stock, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5. Such information is based on 9,211,349 shares of Class A Common Stock outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on March 19, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10 - Joint Filing Agreement, dated as of September 1, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 10 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 1, 2023).

## Signatures
- LCG4 BEST, L.P.: /s/ Daniel T. Reid, Daniel T. Reid, Authorized Signatory of LCG4 Managers, L.L.C., GP of L Catterton Growth Managing Partner IV, L.P., its General Partner (03/21/2025)
- L CATTERTON GROWTH MANAGING PARTNER IV, L.P.: /s/ Daniel T. Reid, Daniel T. Reid, Authorized Signatory of LCG4 Managers, L.L.C., its General Partner (03/21/2025)
- LCG4 MANAGERS L.L.C.: /s/ Daniel T. Reid, Daniel T. Reid, Authorized Signatory (03/21/2025)
- JAMES MICHAEL CHU: /s/ J. Michael Chu, JAMES MICHAEL CHU (03/21/2025)
- SCOTT ARNOLD DAHNKE: /s/ Scott A. Dahnke, SCOTT ARNOLD DAHNKE (03/21/2025)